May 14, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:	Tim Buchmiller

    Amanda Ravitz

Re:	Avantor, Inc.

Registration Statement on Form S-1 (File No. 333-229578)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Avantor, Inc. (the “Company”) that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 P.M. (Eastern time) on Thursday, May 16, 2019, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that, between May 3, 2019 and the date hereof, we and the other prospective underwriters have distributed approximately 11,100 copies of the preliminary prospectus, dated May 3, 2019, relating to the offering of shares of the Company’s common stock (the “Common Stock Preliminary Prospectus”) and have distributed approximately 5,800 copies of the preliminary prospectus, dated May 3, 2019, relating to the offering of shares of the Company’s Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock Preliminary Prospectus”) to prospective underwriters, dealers, institutional investors and others.

In connection with the Common Stock Preliminary Prospectus and Mandatory Convertible Preferred Stock Preliminary Prospectus distributions for the above-referenced issue, we, as representatives of the several underwriters, hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Lauren E. Ruane
Name:	Lauren E. Ruane
Title:	Managing Director

[Signature Page to Request for Acceleration of Effectiveness]